UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Business Acquisition Report dated November 24, 2006 (See “Explanatory Note” below)

EXPLANATORY NOTE

This Form 6-K (the “Form 6-K”), filed by Angiotech Pharmaceuticals, Inc., contains an amended and restated business acquisition report (“BAR”), originally filed with the Canadian Securities Commissions and on Form 6-K with the SEC on June 6, 2006 and a subsequent amendment on October 24, 2006, in connection with the Company’s acquisition of American Medical Instruments Holdings, Inc.  The BAR has been amended to correct the computation of pro forma interest expense in the pro forma financial statements included in Schedule C in the BAR.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

November 24, 2006

By      /s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

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FORM 51-102F4

BUSINESS ACQUISITION REPORT

ANGIOTECH PHARMACEUTICALS, INC.

Item 1 – Identity of the Company

1.1

Name and Address of Company

Angiotech Pharmaceuticals, Inc. (the “Company”)

1618 Station Street

Vancouver, BC  V6A 1B6

Canada

1.2

Executive Officer

Further information regarding the matters described in this business acquisition report may be obtained from K. Thomas Bailey, Chief Financial Officer, or Jay Dent, Vice President, Finance and Accounting who are knowledgeable about the acquisition described herein, and may be contacted at telephone (604) 221-7676.

Item 2 – Details of Acquisition

2.1

Nature of Business Acquired

American Medical Instruments Holdings, Inc. (“AMI”) is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery. AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group. AMI has global operations in 12 locations and four countries, including over 550,000 square feet of modern manufacturing operations. Post transaction, the Company will have two specialty sales forces operating on a worldwide basis; one focused primarily on general surgery, plastic surgery and ophthalmic surgery, and the second focused on vascular surgery, interventional radiology and tumor biopsy.  For additional details refer to the Company’s “Annual Information Form” for the year ended December 31, 2005 under the “General Development of the Businesses” section which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 31, 2006.

2.2

Date of Acquisition

March 23, 2006.

2.3

Consideration

Unless otherwise indicated, all information presented in this Business Acquisition Report is stated in U.S. dollars.  The Company completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash subject to post-closing adjustments, estimated direct and incremental third party acquisition costs of $8.6 million and estimated financing costs of $18.4 million.  Concurrently, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. The Company has not drawn on any of the $75 million revolving credit facility.

2.4

Effect on Financial Position

The acquisition was accounted for under the purchase method of accounting.  Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006.  As described above, concurrent with the acquisition of AMI, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility.  The Company also used approximately $215 million of available cash on hand resources.  No amounts of the $75 million credit facility were drawn on.  Currently, there are no plans or proposals to liquidate, sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any other material changes to our business or the business acquired as a result of the acquisition of AMI which would have a significant effect on the results of operations and financial position of the Company.

2.5

Prior Valuations

None

2.6

Parties to the Transaction

Not applicable

2.7

Date of Report

November 24, 2006.

Item 3 – Financial Statements

Schedule A –

American Medical Instruments Holdings, Inc.’s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon;

Schedule B –	American Medical Instruments Holdings, Inc.’s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005; and

Schedule C –	Angiotech Pharmaceuticals, Inc.’s unaudited pro forma statements of income for the year ended December 31, 2005 and the three months ended March 31, 2006 together with the notes thereon.

Schedule A

American Medical Instruments Holdings, Inc.’s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon.

American Medical Instruments

Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2005, 2004 and 2003

American Medical Instruments Holdings, Inc. and Subsidiaries

Index

December 31, 2005, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm

1

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Operations

3

Consolidated Statements of Stockholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6-29

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

American Medical Instruments Holdings, Inc. and Subsidiaries

In our opinion, the accompanying balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of American Medical Instruments Holdings, Inc. and Subsidiaries at December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the years ended December 31, 2005 and 2004 and the period from May 1, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2005, 2004 and 2003 financial statements.

As discussed in Notes 2 and 13 to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” effective July 1, 2003.

/s/ PricewaterhouseCoopers LLP

February 20, 2006, except for Notes 2, 13, 20 and 22

as to which the date is October 23, 2006

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2005, 2004 and 2003

	2005	2004	2003
	Restated	Restated	Restated
(In thousands of dollars)	(Note 2)	(Note 2)	(Note 2)
Assets
Current assets
Cash and cash equivalents	$ 4,403	$ 8,888	$ 2,246
Accounts receivable, net	24,076	19,310	16,689
Inventories	27,501	27,690	23,745
Prepaid expenses and other assets	2,612	4,541	3,042
Deferred income taxes	2,029	2,181	2,974
Total current assets	60,621	62,610	48,696
Property, plant and equipment, net	41,897	42,793	43,621
Goodwill	70,122	58,273	58,273
Intangible assets, net	48,024	51,673	55,440
Debt issuance costs, net	827	1,019	591
Other assets	281	190	22
	119,254	111,155	114,326
Total assets	$ 221,772	$ 216,558	$ 206,643
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$ 7,069	$ 9,060	$ 4,408
Accrued liabilities	14,816	11,555	12,215
Current maturities of long-term obligations	7,500	9,384	16,250
Total current liabilities	29,385	29,999	32,873
Long-term obligations, less current maturities	103,336	122,018	75,080
Deferred income taxes	22,043	22,135	22,809
Redeemable warrant liability	34,957	17,706	13,733
Other long-term liabilities	1,584	1,769	837
	161,920	163,628	112,459
Total liabilities	191,305	193,627	145,332
Stockholders’ equity
Common stock, par value $0.001 per share, 22,000 shares
Authorized, 10,074, 10,000 and 10,000 shares outstanding	-	-	-
Additional paid in capital	127,159	124,313	167,107
Foreign currency translation adjustment	6	1,676	807
Retained earnings (deficit)	6,229	(131)	(3,676)
	133,394	125,858	164,238
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)	(102,927)
Total stockholders’ equity	30,467	22,931	61,311
Total liabilities and stockholders’ equity	$ 221,772	$ 216,558	$ 206,643

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2005 and 2004 and

Period from May 1, 2003 to December 31, 2003

	2005	2004	2003
	Restated	Restated	Restated
(In thousands of dollars)	(Note 2)	(Note 2)	(Note 2)
Net sales	$ 174,650	$ 157,337	$ 92,652
Cost of sales	83,144	80,380	49,248
Gross profit	91,506	76,957	43,404
Operating expenses
Selling, general and administrative	56,812	46,172	27,376
Research and development	3,341	3,139	2,010
Total operating expenses	60,153	49,311	29,386
Gain on sales of intellectual property	10,121	-	-
Operating income	41,474	27,646	14,018
Other expenses
Interest expense	8,718	14,375	6,131
Warrants fair value provision	17,251	6,448	8,906
Other, net	(120)	(801)	93
Total other expense	25,849	20,022	15,130
Income (loss) before income taxes and cumulative
effect of a change in accounting principle	15,625	7,624	(1,112)
Provision for income taxes	9,265	4,079	1,964
Income (loss) before cumulative effect of a change in
accounting principle	6,360	3,545	(3,076)
Cumulative effect of change in accounting principle	-	-	600
Net income (loss)	$ 6,360	$ 3,545	$ (3,676)

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2005 and 2004 and Period from May 1, 2003 to December 31, 2003

			Treasury Common Stock		Additional		Foreign Currency	Retained
(In thousands of dollars,	Common Stock				Paid-In	Redeemable	Translation	Earnings
except per share data)	Shares	Amount	Shares	Amount	Capital	Warrants	Adjustment	(Deficit)	Total
Recapitalization of the Company,
as restated (Notes 2 and 4)	10,000	$ -	11,682	$ (102,927)	$ 167,107	$ -	$ -	$ -	$ 64,180
Issuance of redeemable warrants	-	-	-	-	-	4,227	-	-	4,227
Reclassification of redeemable
warrants upon adoption of SFAS No. 150	-	-	-	-	-	(4,227)	-	-	(4,227)
Comprehensive income
Net loss	-	-	-	-	-	-	-	(3,676)	(3,676)
Foreign currency translation
adjustments	-	-	-	-	-	-	807	-	807
Total comprehensive
income									(2,869)
Balances at December 31, 2003, as restated (Note 2)	10,000	-	11,682	(102,927)	167,107	-	807	(3,676)	61,311
Cash dividend paid ($4,279									-
per share)	-	-	-	-	(42,794)	-	-	-	(42,794)
Comprehensive income
Net income	-	-	-	-	-	-	-	3,545	3,545
Foreign currency translation
adjustments, net of tax	-	-	-	-	-	-	869	-	869
Total comprehensive
income									4,414
Balances at December 31, 2004, as restated (Note 2)	10,000	-	11,682	(102,927)	124,313	-	1,676	(131)	22,931
Options exercised	74	-	-	-	657	-	-	-	657
Compensation expense related
to stock options	-	-	-	-	2,189	-	-	-	2,189
Comprehensive income
Net income	-	-	-	-	-	-	-	6,360	6,360
Foreign currency translation
adjustments, net of tax	-	-	-	-	-	-	(1,670)	-	(1,670)
Total comprehensive
income									4,690
Balances at December 31, 2005, as restated (Note 2)	10,074	$ -	11,682	$ (102,927)	$ 127,159	$ -	$ 6	$ 6,229	$ 30,467

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2005 and 2004 and

Period from May 1, 2003 to December 31, 2003

	2005	2004	2003
	Restated	Restated	Restated
(In thousands of dollars)	(Note 2)	(Note 2)	(Note 2)
Operating activities
Net income (loss)	$ 6,360	3,545	(3,676)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	10,927	10,560	7,487
Compensation expense related to stock options	2,189	-	-
Cumulative effect of change in accounting principle	-	-	600
Warrants fair value provision	17,251	3,973	8,906
Accretion to redemption value of long-term debt	818	3,637	265
Gain on sales of intellectual property	(10,121)	-
Loss on disposal of property, plant and equipment	33	35	(31)
Write-off of debt issuance costs	-	839
Deferred income taxes	60	119	352
Reclassification of net cash settlements on derivative instruments	(143)	270	39
Unrealized gains and losses on derivative instruments	(17)	(348)	160
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(3,181)	(2,349)	730
Inventories	933	(3,575)	798
Prepaid expenses and other	2,676	(1,449)	(1,180)
Accounts payable and accrued liabilities	(4,266)	4,573	670
Net cash provided by operating activities	23,519	19,830	15,120
Investing activities
Acquisition of Point Technologies, Inc., net of cash acquired	(10,193)	-	-
Transaction costs	(162)	-	-
Purchases of property, plant and equipment	(2,322)	(2,306)	(988)
Purchases of license agreements	(3,108)	(2,637)	(516)
Proceeds from sale of property, plant and equipment	-	-	765
Net cash settlements on derivative instruments	143	(270)	(39)
Net proceeds from sales of intellectual property	3,232	-	-
Proceeds from the sale of stock investment	6,889	-	-
Net cash used in investing activities	(5,521)	(5,213)	(778)
Financing activities
Proceeds from long-term obligations	-	36,884	-
Payments on long-term obligations including the revolver	(21,384)	-	(12,306)
Payments on acquired debt	(1,699)	-	-
Debt issuance costs	-	(2,345)	-
Proceeds from issuance of common stock	657	-	-
Dividend paid	-	(42,794)	-
Net cash used in financing activities	(22,426)	(8,255)	(12,306)
Effect of exchange rate on cash	(57)	280	-
Net increase (decrease) in cash and cash equivalents	(4,485)	6,642	2,036
Cash and cash equivalents
Beginning of period	8,888	2,246	210
End of period	$ 4,403	$ 8,888	$ 2,246
Supplemental disclosures of cash information
Cash paid during the period for
Interest	$ 8,373	$ 13,183	$ 4,453
Income taxes	6,343	3,221	3,971
Non-cash investing activities
Fair market value of stock received for the sale of intellectual property	$ 6,889	-	-

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(in thousands of dollars, except per share data)

1.

Description of Business

American Medical Instruments Holdings, Inc. and Subsidiaries (the Company), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as “RoundTable”) and 35% owned by Marmon Medical Companies LLC (“Marmon”).  The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

2.

Restatement

The Company has restated its previously issued financial statements to correct errors in accounting for its outstanding warrants (Note 13), the determination of the new basis of assets and liabilities and a change in the allocation of the RoundTable basis to the assets and liabilities to the Company, deferred income taxes and equity resulting from application of push-down accounting in connection with the ownership change in 2003 (Note 4) and accounting for the debt refinancing in 2004 (Note 10). In addition, the Company has corrected other errors including recording of vacation expense and other items.

The restated financial statements reflect the correction of an error related to the classification and measurement of its contingently redeemable warrants as required in accordance with Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which became effective for the Company on July 1, 2003.  Through June 30, 2003, the Company had properly classified its warrants within stockholders’ equity.  Upon adoption of SFAS No. 150 on July 1, 2003, the Company was required to reclassify the warrants as liabilities; measure the warrants at fair value for each subsequent reporting period and include changes in the fair value of the warrants in its consolidated statements of operations.  The cumulative effect of adopting SFAS No. 150 was $600, representing an additional liability that was required to be recorded to reflect the warrants at their fair value on July 1, 2003.

The restated financial statements also reflect the correction of the accounting for the Company’s change in ownership on April 30, 2003 as a recapitalization that requires push-down accounting in accordance with Emerging Issues Task Force Topic D-97 Push-Down Accounting (Note 4).  Because RoundTable and Marmon are considered to be a collaborative group, the assets and liabilities are recorded at the collaborative group's basis in the restated financial statements. The transaction was originally improperly recorded as a business combination using the purchase method of accounting.  Additionally, corrections have been made in determining the allocation of fair value to assets and in the recognition of deferred income taxes recorded in connection with the change in ownership and push-down of the collaborative group's basis.

The Company also revised its financial statements to correct an error in its accounting for a certain portion of the debt refinancing on December 9, 2004.  The restated financial statements reflect the refinancing as a modification and the remaining portion as an extinguishment in accordance with Emerging Issues Task Force 96-19 Debtor’s Accounting for a Modification or Exchange of Debt Instruments and Emerging Issues Task Force 98-14 Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements,. The Company had previously accounted for the entire refinancing as a debt extinguishment and expensed all debt issuance costs associated with the original debt that was repaid on December 9, 2004.  In the restated financial statements, any costs associated with debt that was modified with the issuance of the debt entered into on December 9, 2004 continue to be capitalized and amortized, with no gain or loss being recorded.  Additionally, fees paid to creditors have been reclassified and properly reflected as a reduction in the carrying value of the debt.

The Company has restated its statements of cash flows to revise amounts previously reported as a result of the changes described above and to properly classify cash payments related to transaction costs and the net settlement on derivative instruments.

The tables below summarize the effects of the restatements made to previously issued financial statements.

	December 31, 2005		December 31, 2004		December 31, 2003
	As	As	As	As	As	As
(In thousands of dollars)	Reported	Restated	Reported	Restated	Reported	Restated
Assets
Current assets
Cash and cash equivalents	$ 4,403	$ 4,403	$ 8,888	$ 8,888	$ 2,246	$ 2,246
Accounts receivable, net	24,076	24,076	19,310	19,310	16,789	16,689
Inventories	27,501	27,501	27,690	27,690	23,745	23,745
Prepaid expenses and other assets	2,612	2,612	4,541	4,541	3,042	3,042
Deferred income taxes	2,029	2,029	2,227	2,181	2,934	2,974
Total current assets	60,621	60,621	62,656	62,610	48,756	48,696
Property, plant and equipment, net	41,897	41,897	42,793	42,793	43,621	43,621
Goodwill	104,801	70,122	92,952	58,273	92,952	58,273
Intangible assets, net	32,860	48,024	30,949	51,673	29,156	55,440
Debt issuance costs, net	1,923	827	2,306	1,019	2,799	591
Other assets	281	281	190	190	22	22
	139,865	119,254	126,397	111,155	124,929	114,326
Total assets	$ 242,383	$ 221,772	$ 231,846	$ 216,558	$ 217,306	$ 206,643
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$ 7,069	$ 7,069	$ 9,177	$ 9,060	$ 4,408	$ 4,408
Accrued liabilities	13,179	14,816	11,203	11,555	13,357	12,215
Current maturities of long-term obligations	7,500	7,500	9,384	9,384	16,250	16,250
Total current liabilities	27,748	29,385	29,764	29,999	34,015	32,873
Long-term obligations, less current maturities	105,500	103,336	125,000	122,018	76,857	75,080
Deferred income taxes	8,622	22,043	5,614	22,135	4,104	22,809
Redeemable warrant liability	-	34,957	-	17,706	-	13,733
Other long-term liabilities	1,584	1,584	1,769	1,769	837	837
	115,706	161,920	132,383	163,628	81,798	112,459
Total liabilities	143,454	191,305	162,147	193,627	115,813	145,332
Stockholders’ equity
Common stock, par value $0.001 per share, 22,000 shares
authorized, 10,074, 10,000 and 10,000 shares outstanding	-	-	-	-	-	-
Additional paid in capital	168,969	127,159	166,123	124,313	191,121	167,107
Warrants	6,046	-	4,827	-	4,827	-
Foreign currency translation adjustment	6	6	1,676	1,676	807	807
Retained earnings	26,835	6,229	-	(131)	7,665	(3,676)
	201,856	133,394	172,626	125,858	204,420	164,238
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)	(102,927)	(102,927)	(102,927)	(102,927)
Total stockholders’ equity	98,929	30,467	69,699	22,931	101,493	61,311
Total liabilities and stockholders’ equity	$ 242,383	$ 221,772	$ 231,846	$ 216,558	$ 217,306	$ 206,643

Consolidated Statements of Operations	For the Year Ended		For the Year Ended		For the Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003
	As	As	As	As	As	As
(In thousands of dollars)	Reported	Restated	Reported	Restated	Reported	Restated
Net sales	$ 174,650	$ 174,650	$ 157,337	$ 157,337	$ 92,652	$ 92,652
Cost of sales	83,144	83,144	80,380	80,380	49,098	49,248
Gross profit	91,506	91,506	76,957	76,957	43,554	43,404
Operating expenses
Selling, general and administrative	51,135	56,812	40,839	46,172	23,459	27,376
Research and development	3,341	3,341	3,139	3,139	2,010	2,010
Total operating expenses	54,476	60,153	43,978	49,311	25,469	29,386
Gain on sales of intellectual property	10,121	10,121	-	-	-	-
Operating income	47,151	41,474	32,979	27,646	18,085	14,018
Other expenses
Interest expense	9,293	8,718	16,153	14,375	6,460	6,131
Warrants fair value provision	-	17,251	-	6,448	-	8,906
Other, net	(103)	(120)	(353)	(801)	(167)	93
Total other expense	9,190	25,849	15,800	20,022	6,293	15,130
Income (loss) before income taxes and
cumulative effect of change in accounting
principle	37,961	15,625	17,179	7,624	11,792	(1,112)
Provision for income taxes	11,126	9,265	4,573	4,079	4,127	1,964
Income (loss) before cumulative effect of
a change in accounting principle	26,835	6,360	12,606	3,545	7,665	(3,076)
Cumulative effect of change in accounting
principle	-	-	-	-	-	600
Net income (loss)	$ 26,835	$ 6,360	$ 12,606	$ 3,545	$ 7,665	$ (3,676)

	December 31, 2005		December 31, 2004		December 31, 2003
	As	As	As	As	As	As
(In thousands of dollars)	Reported	Restated	Reported	Restated	Reported	Restated
Operating activities
Net income (loss)	$ 26,835	$ 6,360	$ 12,606	$ 3,545	$ 7,665	$ (3,676)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
Depreciation and amortization	5,558	10,927	5,020	10,560	3,780	7,487
Non-cash interest expense	1,219	-	-	-	-	-
Compensation expense related to stock options	2,189	2,189	-	-	-	-
Cumulative effect of change in accounting principle	-	-	-	-	-	600
Warrants fair value provision	-	17,251	-	3,973	434	8,906
Accretion to redemption value of long-term debt	-	818	4,393	3,637	-	265
Gain on sales of intellectual property	(10,121)	(10,121)	-	-
Loss on disposal of property, plant and equipment	33	33	35	35	(31)	(31)
Write-off of debt issuance costs	-	-	2,189	839
Deferred income taxes	3,529	60	425	119	1,163	352
Reclassification of net cash settlements on derivative instruments	-	(143)	-	270	-	39
Unrealized gains and losses on derivative instruments	(17)	(17)	(348)	(348)	160	160
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(3,181)	(3,181)	(2,249)	(2,349)	630	730
Inventories	933	933	(3,575)	(3,575)	648	798
Prepaid expenses and other	2,676	2,676	(1,449)	(1,449)	(1,180)	(1,180)
Accounts payable and accrued liabilities	(5,991)	(4,266)	4,988	4,573	1,812	670
Net cash provided by operating activities	23,662	23,519	22,035	19,830	15,081	15,120
Investing activities
Recapitalization and change in control of American Medical
Instruments Holdings, Inc., net of cash acquired	-	-	-	-	(102,717)	-
Transaction costs	-	(162)	-	-	-	-
Acquisition of Point Technologies, Inc., net of cash acquired	(10,193)	(10,193)	-	-	-	-
Purchases of property, plant and equipment	(2,322)	(2,322)	(2,306)	(2,306)	(988)	(988)
Purchases of license agreements	(3,108)	(3,108)	(2,637)	(2,637)	(516)	(516)
Proceeds from the sale of property, plant and equipment	-	-	-	-	765	765
Net cash settlements on derivative instruments	-	143	-	(270)	-	(39)
Net proceeds from sales of intellectual property	10,121	3,232	-	-	-	-
Proceeds from the sale of stock investment	-	6,889	-	-	-	-
Net cash used in investing activities	(5,502)	(5,521)	(4,943)	(5,213)	(103,456)	(778)
Financing activities
Proceeds from long-term obligations	-	-	136,134	36,884	109,806	-
Payments on long-term obligations including the revolver	(21,384)	(21,384)	(99,250)	-	(12,306)	(12,306)
Payments on acquired debt	(1,699)	(1,699)	-	-	(2,407)	-
Debt issuance costs	-	-	(2,345)	(2,345)	(3,201)	-
Transaction costs	(162)	-	-	-	(1,271)	-
Proceeds from issuance of common stock	657	657	-	-	-	-
Dividend paid	-	-	(45,269)	(42,794)	-	-
Net cash used in financing activities	(22,588)	(22,426)	(10,730)	(8,255)	90,621	(12,306)
Effect of exchange rate on cash	(57)	(57)	280	280	-	-
Net increase (decrease) in cash and cash equivalents	(4,485)	(4,485)	6,642	6,642	2,246	2,036
Cash and cash equivalents
Beginning of period	8,888	8,888	2,246	2,246	-	210
End of period	$ 4,403	$ 4,403	$ 8,888	$ 8,888	$ 2,246	$ 2,246

3.

Summary of Significant Accounting Policies

Revenue Recognition

Revenue is recognized upon shipment of products to customers as pervasive evidence of an arrangement exits, title has transferred, prices are fixed and collection is reasonably assured.  No single customer accounts for more than 10% of consolidated sales.

Principles of Consolidation

The consolidated financial statements include the accounts of American Medical Instruments Holdings, Inc. and Subsidiaries and its wholly owned subsidiaries: American Medical Instruments, Inc. (Dartmouth, MA), BG Sulzle, Inc (Syracuse, NY), Manan Medical Products, Inc. (Wheeling, IL), Medical Device Technologies, Inc. (Gainesville, FL), PBN Medicals Denmark A/S (Denmark), Surgical Specialties UK Holdings Limited (United Kingdom), Pearsalls Development Limited (United Kingdom), Pearsalls Limited (United Kingdom), Bifos A.B. (Sweden), Surgical Specialties Corporation (Reading, PA), Surgical Specialties Puerto Rico, Inc. (Puerto Rico) Point Technologies, Inc. (Boulder, CO) and Point Technologies, S.A. (Costa Rica).  All intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk

The Company performs ongoing credit evaluations and maintains reserves for potential credit losses on accounts receivable.  At December 31, 2005, 2004 and 2003, reserves for potential losses were $314, $310 and $516    respectively.

Foreign Currency Translation

The Company’s foreign subsidiaries, PBN Medicals Denmark A/S, Surgical Specialties UK Holdings Limited, Pearsalls Development Limited, Pearsalls Limited and Point Technologies, S.A., have as their functional currencies the Danish krona, British pound sterling and Costa Rican colon, respectively.  Accordingly, assets and liabilities are translated into the reporting currency at the year-end exchange rate, while revenues and expenses are translated using the average rate during the period.  Adjustments resulting from the translation process are classified as a component of stockholders’ equity.

Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are included in the accompanying consolidated statements of operations as incurred.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which consist of cash, receivables, interest rate swaps, accounts payable, warrants and long-term debt, approximate their fair values.

Cash Equivalents

All highly liquid debt instruments with a maturity of three months or less, when purchased, are classified as cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Plant, and Equipment

Property, plant, and equipment are stated at acquisition cost.  For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	7 - 40 years
Furniture and fixtures	10 years
Machinery and equipment	3 - 10 years

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Taxes have been provided for the amounts that may be paid upon distribution of retained earnings of foreign subsidiaries, as substantially all such amounts are not intended to be indefinitely invested in these subsidiaries.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling are included in revenue.  The corresponding costs for shipping and handling are included in cost of goods sold.

Long-Lived Assets

The Company reviews long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable.  An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value.  The impairment loss would adjust the carrying value to the assets’ fair value.  To date the Company has not recorded any impairment charges.

Goodwill

Goodwill and other intangible assets that have indefinite useful lives are not required to be amortized; however, these assets are tested at least annually for impairment.  The Company reviews goodwill and indefinite lived assets for impairment at year end.  This assessment is made on a reporting unit basis.  A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is prepared and is regularly reviewed by management.  This test is required to be completed utilizing the fair value approach to test goodwill and indefinite lived assets for impairment.  Based upon the Company’s assessment, no impairment of the carrying values of goodwill existed at December 31, 2005, 2004 and 2003.

Intangibles Subject to Amortization

Intangible assets subject to amortization consist of debt issuance costs, customer relationships, trade names and patents.  Debt issuance costs are being amortized using the effective interest method over the lives of the related bonds or credit facility, which range from 6-20 years.  Customer relationships, trade names and patents are being amortized over nine, ten and up to fourteen years, respectively, using a straight-line method and assuming no residual value.

Derivative and Hedging Activities

Financial Accounting Standards Board Statement No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities.  It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value and that the changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Free standing Financial Instruments

SFAS No. 150 established accounting and reporting standards for how an entity classifies and measures certain financial instruments as liabilities because the financial instruments embody obligations of the issuer.  The Company adopted SFAS No. 150 on July 1, 2003.  These liabilities are marked-to-market each reporting period with changes included in the consolidated statements of operations.

Stock Options

The Company has adopted the “disclosure method” provisions of Statement of Financial Accounting Standards (SFAS No. 123) “Accounting for Stock-Based Compensation” for equity issuances to employees.  As permitted by SFAS No. 123, the Company continues to recognize stock-based compensation costs under the intrinsic value base method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.  Had compensation cost for the Company’s stock option plan been determined based upon the minimum value method, as defined in SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below:

	2005	2004	2003
Net income (loss), as reported (restated)	$ 6,360	$ 3,545	$ (3,676)
Pro forma adjustment - additional compensation
expense had SFAS No. 123 been adopted, net of tax	(192)	(84)	(56)
Pro forma net income (loss)	$ 6,168	$ 3,461	$ (3,732)

Reverse Stock Split

In March 2004, the Board of Directors of the Company authorized a one thousand to one reverse stock split for the common and preferred stock, which affected all equity instruments.  The effect of the reverse stock split has been retroactively reflected for all periods presented in the accompanying financial statements.

4.

Recapitalization

On April 30, 2003, RoundTable purchased 6,500 shares of the Company’s common stock from Marmon for $57,326 in cash.  No additional purchase price is payable.  In connection with this transaction, the Company also redeemed 11,682 shares from Marmon for $102,927 with proceeds obtained from bank debt.  As a result of the two transactions, RoundTable obtained 65% ownership of the Company and Marmon retained the remaining 35%.

The change in ownership transaction has been accounted for as a recapitalization that requires push down accounting, as RoundTable and Marmon were considered to be a collaborative group under Emerging Issues Task Force Topic D-97 Push-Down Accounting.  As a result, the assets and liabilities are recorded at the collaborative group's basis.  The transaction was the result of RoundTable’s expectation to improve operating results through increased sales and the elimination of excess expense.  The Company has used an independent third party appraiser to assist in the allocation of RoundTable’s basis to the assets and liabilities of the Company.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Restated
Cash and cash equivalents	$ 210
Accounts receivable	17,419
Inventory	24,543
Current deferred income tax assets	4,932
Other current assets	1,452
Property, plant and equipment	45,423
Other	202
Intangible assets	59,147
Goodwill	58,273
Debt issuance costs	682
Total assets acquired	212,283
Accounts payable and accrued liabilities	16,408
Deferred income tax liabilities	24,408
Notes payable	107,287
Total liabilities assumed	$ 148,103

Amounts recorded for goodwill generally are not subject to amortization and have been allocated to the Company’s two reportable segments, Surgical Specialties and InterV, in the amounts of $27,099 and $31,174, respectively.  Goodwill amortizable for tax purposes is approximately $27 million at December 31, 2005.  The weighted average amortization period for customer relationships, patents, and trade names is 9, 14 and 10 years, respectively.

5.

Acquisition of Point Technologies, Inc.

On December 15, 2005, the Company acquired all of the outstanding shares of Point Technologies, Inc., a Colorado corporation and its wholly owned subsidiary Point Technologies, S.A., a Costa Rican Corporation.  The acquisition is expected to result in increased profitability through increasing sales volume and eliminating excess costs.  Including transaction related expenditures, the aggregate cost of the acquisition was approximately $10,195, subject to a working capital adjustment, as defined in the agreement, which is expected to be finalized in 2006.  The acquisition price included the assumption of debt paid at closing of $1,699.  This transaction was accounted for in accordance with SFAS No 141, “Business Combinations.”  The preliminary purchase price allocation has assigned approximately $11,849 to goodwill and intangibles.

Cash and cash equivalents	$ 2
Accounts receivable	987
Inventory	692
Property, plant and equipment	1,614
Other	452
Goodwill and intangibles	11,849
Total assets acquired	15,596
Accounts payable and accrued liabilities	3,540
Payments from the Company to fund the acquisition	$ 12,056

The purchase price and its allocation are subject to changes pending final determination of certain acquired balances and the working capital adjustment to the purchase price, however, management does not believe such changes will be significant.

6.

Dispositions of Intellectual Property

In August 2005, the Company sold the intellectual property assets primarily used in the development of the NeoDisc product and the related spine motion preserving technologies, test methods and know-how to NuVasive, Inc. for $43,500.  At closing, the Company received net proceeds of $3,232 in cash and stock in NuVasive valued at $6,889.  All the stock received was then immediately sold.  The purchase price includes three additional contingent payments totaling $31,500 to be paid in cash and stock of NuVasive.  The contingent payments are dependent upon the achievement of certain milestones, including regulatory approvals and a commercial sale.  As of December 31, 2005, the contingencies have not been met.  The sale resulted in a pre-tax gain of $9,423 that was reported in income from operations.

In December 2005, the Company sold the intellectual property asset for the Aortic stent to Lombard Limited.  The sale resulted in a pretax gain of $698 that was also reported in income from operations.

7.

Inventories

Inventories consist of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Finished products	$ 11,787	$ 11,969	$ 11,415
Work in process	10,105	8,802	7,764
Raw materials and supplies	8,267	9,286	7,788
	30,159	30,057	26,967
Less: allowance for excess quantities and obsolescence	2,658	2,367	3,222
	$ 27,501	$ 27,690	$ 23,745

8.

Property, Plant and Equipment

Property, plant, and equipment consist of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Land	$ 2,884	$ 2,896	$ 2,874
Buildings and improvements	24,323	25,239	24,116
Furniture and fixtures	2,929	3,033	2,054
Machinery and equipment	21,753	18,175	17,112
Construction in process	585	343	327
	52,474	49,686	46,483
Accumulated depreciation and amortization	(10,577)	(6,893)	(2,862)
	$ 41,897	$ 42,793	$ 43,621

9.

Goodwill and Intangible Assets

The cost basis and accumulated amortization of goodwill and intangible assets consist of the following:

	2005 Restated			2004 Restated			2003 Restated
	Original	Accumulated		Original	Accumulated		Original	Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Customer relationships	$ 45,240	$ (13,326)	$ 31,914	$ 45,240	$ (8,299)	$ 36,941	$ 45,240	$ (3,352)	$ 41,888
Patents	14,737	(2,456)	12,281	11,788	(1,418)	10,370	9,093	(516)	8,577
Tradenames	5,330	(1,501)	3,829	5,330	(968)	4,362	5,330	(355)	4,975
Goodwill	70,122	-	70,122	58,273	-	58,273	58,273	-	58,273
	$ 135,429	$ (17,283)	$ 118,146	$ 120,631	$ (10,685)	$ 109,946	$ 117,936	$ (4,223)	$ 113,713
Debt issuance costs	$ 1,075	$ (248)	$ 827	$ 1,038	$ (19)	$ 1,019	$ 682	$ (91)	$ 591

The change in goodwill in 2005 is attributable to the Point Technologies, Inc. acquisition.

Amortization expense for the years ended December 31, 2005, 2004 and the period ended December 31, 2003 was $6,933, $6,569 and $4,608, respectively.  Estimated amortization expense for the next five fiscal years is as follows:

2006	$ 7,000
2007	6,995
2008	6,991
2009	6,968
2010	6,776

10.

Long-Term Obligations

Long-term debt consists of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
	Restated	Restated	Restated
Senior Term A	$ 13,667	$ 31,882	$ -
Senior Term B	97,154	97,636	-
Revolving credit facility	-	1,884	-
Senior revolver loans	-	-	8,000
Senior term loan	-	-	54,218
Subordinated promissory note	-	-	29,240
	110,836	131,402	91,458
Less: Current portion	(7,500)	(9,384)	(16,250)
Long-term debt, less current portion	$ 103,336	$ 122,018	$ 75,208

On December 9, 2004, the Company obtained an amended and restated senior credit facility (“Credit Facility”) that provided a $157,500 Credit Facility consisting of (a) $32,500 Senior Term Loan A (“Term A”), (b) $100,000 Senior Term Loan B (“Term B”) and (c) a $25,000 revolving credit facility in order to repay existing debt consisting of  (a) a $34,000 subordinated promissory note and pay a $1,360 call premium on the subordinated promissory note, (b) a senior credit facility outstanding balance of $48,250 and to pay (c) a $45,269 dividend to stockholders and warrant holders which was paid and declared by the Board of Directors of the Company on December 9, 2004 and to (d) extend the term of the revolving credit facility.

In accordance with Emerging Issues Task Force 96-19 Debtor’s Accounting for a Modification or Exchange of Debt Instruments and Emerging Issues Task Force 98-14 Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, portions of the existing debt paid with the issuance of the Credit Facility have not been accounted for as a debt extinguishment and accordingly any fees paid by the Company to the creditors related to Term A and Term B loans, along with any existing unamortized premium or discount related to the debt repaid with Term A and Term B loans, are being amortized as an adjustment of interest expense over the life of the Term A and Term B loans using the interest method.  Any costs incurred with third parties directly related to the Term A and Term B loans have been expensed.  Fees paid to the creditor and third-party costs incurred related to the Credit Facility revolver, and any existing unamortized deferred costs from the refinanced revolving credit facility, are being deferred and amortized over the term of the Credit Facility revolver.

The Company had previously accounted for the repayment of its existing debt with the issuance of the Credit Facility as a debt extinguishment and had expensed all existing debt issuance costs. The restated financial statements are not accounting for all of the repayment of its existing debt with the issuance of the Credit Facility as a debt extinguishment and accordingly any costs associated with the debt that was repaid with the issuance of the Credit Facility continue to be capitalized and amortized, with no gain or loss being recorded.

Borrowings under the Credit Facility bear interest, at the Company’s option, at rate per annum equal to either (i) LIBOR plus a margin of 2.75% for Term A or 3.0% for Term B or (ii) a base rate interest plus a margin of 1.0% for Term A and 1.25% for Term B.  The base rate will be the greater of (a) the rate publicly quoted as the “Prime Commercial Lending Rate” or (b) the Federal Funds Rate plus 50 basis points per annum.  At December 31, 2005 and 2004 the interest rate for Term A and Term B were 5.44% and 5.19%, respectively.  Interest rates are reset periodically based upon the Company’s LIBOR elections and the margin on LIBOR loans is declining as the Company’s leverage ratio strengthens.  Interest on Term A and Term B is due at the end of each period in which the Company reset its LIBOR election, but never to exceed 90 days.  Principal payments are due quarterly commencing on March 31, 2005 with equal installments of $1,625 and $250 for Term A and Term B, respectively with any outstanding amounts paid in full on the Maturity date.  The maturity dates of Term A and Term B are December 9, 2009 and December 9, 2010, respectively.

The Credit Facility provides for optional and mandatory prepayments.  Mandatory prepayments are equal to fifty percent of the excess cash flow, as defined in the agreement.  Optional and mandatory prepayments are required to be applied first to the outstanding balance in Term A and can only be applied to Term B once Term A has been fully repaid.

The revolving credit facility provides for borrowings of up to $25,000.  Borrowings available under the revolving credit facility will be reduced by any outstanding letters of credit issued.  The revolving credit facility bears interest at the same rate as Term A and requires a commitment fee of 0.50% per annum on the unused available portion of the revolving credit facility.  The revolving credit facility expires on December 9, 2009.  At December 31, 2005 and 2004 the Company has two letters of credit totaling $861 outstanding.  The amounts of outstanding borrowings under the revolving credit facility at December 31, 2005 and 2004 was $0 and $1,884, respectively.

The Credit Facility contains certain restrictions on further borrowings, capital expenditures and dividends.  It contains three financial covenants: a fixed charge coverage ratio, a leverage ratio and minimum EBITDA requirements, and is secured by substantially all of the Company’s assets.

Previous to the Credit Facility secured on December 9, 2004, the Company had entered into a $85,000 Senior Credit Facility (“Senior Credit Facility”) with GE Capital and certain other lenders that provided a (a) $60,000 senior term loan and (b) a $25,000 revolving credit facility in conjunction with the recapitalization that took place on April 30, 2003.

The term loan provided for borrowings of up to $60,000, payable in escalating quarterly principal payments, which began in June 2003 and had a final payment due on March 30, 2008.  This term loan had interest, at the Company’s option, at a base rate, as defined in the agreement, or at LIBOR (1.12%), plus a margin.  The margin above LIBOR was determined by the Company’s leverage ratio, as defined in the agreement.  Interest on the term loan was payable based upon the agreement, at least quarterly.

The revolving facility provided for borrowings of up to $25,000.  Borrowings under the revolving loan facility had interest, at the Company’s option, at a base rate, as defined in the agreement, or at LIBOR, plus a margin.  The margin above LIBOR was determined by the Company’s leverage ratio, as defined in the agreement.  Interest on the revolving facility was payable quarterly.

The Senior Credit Facility provided for optional prepayments and provided for mandatory prepayments based upon excess cash flows as defined.  The Senior Credit Facility contained certain restrictions on further borrowings, capital expenditures, management fees, dividends, and contains several financial covenants, including fixed charge coverage, interest coverage and leverage ratios.

The Company had a 12% subordinated promissory note expiring in 2010 with an aggregate principal amount of $34,000 issued in conjunction with the recapitalization on April 30, 2003.  The subordinated promissory note included provisions allowing for early redemption at the principal plus an additional amount, as defined in the agreement.  Interest was due quarterly paid on the tenth day following the quarter end.  The subordinated promissory note contained covenants similar with the senior credit facility covenants.  In connection with the issuance of the subordinated promissory note in 2003, the Company issued warrants for the purchase of 548 shares of common stock in the Company for $0.01 per share.  The fair market value of the warrants, based upon a Black Scholes pricing model was used to reflect a reduction of the subordinated note of $4,227 (restated), based upon the relative fair market value of both instruments.  The Company recorded the accretion of the subordinated promissory note ($368 in 2004 and $265 in 2003 - restated) as additional interest expense.  On December 9, 2004, in conjunction with the Credit Facility refinancing, the unaccreted balance of $3,594 (restated) was expensed as additional interest expense.

Maturities of long-term debt for the next five years are as follows:

2006	$ 7,500
2007	7,500
2008	7,500
2009	7,500
2010	7,500
Thereafter	75,500
$ 113,000

11.

Income Taxes

The provision for income taxes consists of the following:

	2005	2004	2003
	Restated	Restated	Restated
Current
Federal	$ 5,586	2,284	$ 767
State	1,202	468	177
Foreign	2,417	1,208	668
	9,205	3,960	1,612
Deferred	60	119	352
	$ 9,265	$ 4,079	$ 1,964

A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

	2005	2004	2003
	Restated	Restated	Restated
Computed statutory tax provision	$ 5,469	$ 2,668	$ (389)
Increase (decrease) resulting from
Permanent items	5,957	1,906	3,414
State and local income taxes	(315)	29	(253)
Foreign taxes at lower effective rate	(2,937)	(1,116)	(842)
Other	1,091	592	33
Provision for income taxes	$ 9,265	$ 4,079	$ 1,964

Deferred income taxes consist of the following at December 31, 2005, 2004, and 2003:

	2005	2004	2003
	Restated	Restated	Restated
Assets
Accounts receivable and inventory reserves	$ 745	$ 719	$ 1,186
Inventory	360	399	600
Bonus and vacation accrual	2,125	1,156	1,087
Accrued rebates	19	28	136
State taxes	-	-	314
Workers compensation	359	-	-
Intangible assets, net	191	202	200
Other	227	15	122
	4,026	2,519	3,645
Liabilities
Deferred profit on disposal of patent	2,379	-	-
Depreciation	3,782	3,764	3,571
Goodwill and intangibles	16,773	18,297	19,592
Other	1,106	412	317
	24,040	22,473	23,480
Net deferred income tax liability	$ (20,014)	$ (19,954)	$ (19,835)

12.

Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan available for substantially all of its employees.  The Company provides a discretionary matching contribution for participating employees.  For the years ended December 31, 2005 and 2004 and period ended December 31, 2003, the Company has matched 50% of the employees’ contribution, not to exceed 3% of compensation.  The liability recorded relating to services provided in 2005, 2004 and 2003 was $1,673, $904 and $730, respectively.

13.

Redeemable Warrants Liability and Cumulative Effect of Change in Accounting Principles (Restated)

In connection with the issuance of the subordinated promissory note in 2003, the Company issued warrants which provided holders the option to acquire 548 shares of the Company's common stock for $0.01 per share or the option to require the Company to redeem the warrants for cash.  The warrants have a term of 10 years and may be redeemable by the Company at the option of the holders for fair value of the warrant or warrant shares.  The fair market value of the warrants based upon a Black-Scholes pricing model, was used to reflect a reduction of the subordinated note of $4,227, based upon the relative fair market value of both instruments. The Company initially classified its warrants as equity instruments in accordance with Emerging Issues Task Force Issue No.88-9 Put Warrants.

Effective July 1, 2003, the Company was required to and did adopt SFAS No. 150 for accounting for the warrants.  As a result, the warrants were reclassified from equity to a liability and measured at fair value at July 1, 2003. Based upon the Company’s estimate of the fair value of the warrants at that time, the Company recorded a cumulative effect of $600 (net of taxes of $0) upon the adoption of SFAS No. 150.  Subsequent changes in the warrants fair value after July 1, 2003 are included in warrants fair value provision in the Company’s consolidated statements of operations.

The warrant agreements also contain anti-dilution protection. As a result, the Company is required to maintain the warrant holders' ownership percentage in the Company. To satisfy this provision, the Company issued additional warrants to the holders during 2005, 2004 and 2003 and recorded their fair value, determined based upon the Black Scholes pricing model. At December 31, 2005, there were 593 warrants outstanding.

The Company estimates the fair value of the warrants at each reporting date using an estimated common stock price, volatility and other assumptions in a Black-Scholes option pricing model. The estimated common stock price is determined based upon consideration of comparable company market multiples.

On December 9, 2004, the Company paid a dividend to its stockholders. In connection with the dividend, the warrant holders were entitled to receive the same dividend. The dividends the warrant holders received of $2,475 was recorded in warrants fair value provision in the Company’s consolidated statements of operations.

14.

Stockholders’ Equity

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value).  There are no shares issued at December 31, 2005, 2004 and 2003.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at December 31, 2005 and 2004, 10,000 shares were issued and outstanding at December 31, 2003, with 11,682 shares held in treasury.

15.

Long-Term Incentive Plan

The Company maintains a long-term incentive plan (LTIP) for certain employees.  LTIP is based upon achieving certain three year rolling financial targets and maintaining current employment of the participant.  The first measurement date is December 31, 2005.  At December 31, 2005, 2004 and 2003, management has established an accrual for approximately $2,260, $1,047 and $2,300, respectively, which represents management’s estimate of the amounts earned.

16.

Stock Option Plan

On April 30, 2003, the Company’s Board of Directors authorized a stock option plan (the “Plan”).  Under the Plan, options to purchase shares of the Company’s common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company’s common stock on the date of grant.  The Company has reserved 1,200 shares of common stock for issuance under the Plan.

The options granted during 2005 had an exercise price lower than the estimated fair value of the underlying stock at the date of the grant.  The Company has recorded compensation expense of $2,189 related to these grants.  All options have a term of ten years with options vesting generally over periods of five years, with provisions for acceleration of vesting if the Company is sold or completes an initial public offering.

Stock option activity for the years ending December 31, 2005 and 2004 and period ended December 31, 2003 is as follows:

		Weighted-
		Average
		Exercise
	Shares	Price
Outstanding on May 1, 2003	-	$ -
Granted	544	8,910
Forfeited	(13)	8,910
Outstanding on December 31, 2003	531	8,910
Granted	26	11,950
Forfeited	(6)	8,910
Outstanding on December 31, 2004	551	8,910
Granted	315	14,898
Forfeited	(12)	10,011
Exercised	(74)	8,910
Outstanding on December 31, 2005	780	$ 11,413

The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding				Options Vested
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Price	Shares	Life (Years)	Price	Shares	Price
$ 8,910	448	8.6	$ 8,910	59	8,910
12,900	20	8.2	12,900	-	-
13,453	224	9.1	13,453	-	-
18,625	88	9.2	18,625	56	18,625
	780			115

Under SFAS No. 123, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, a risk-free interest rate of 4.05%, 3.43% and 3.27% in 2005, 2004 and 2003, respectively, no dividend yield, expected volatility of 0% and an expected life of five years.  The weighted average fair value of the options granted during the year was $42,280, $3,727 and $1,240 per share for the years ended December 31, 2005 and 2004 and period ended December 31, 2003, respectively.

17.

Related Party Transactions

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company.  Fees paid for such services were $323, $173 and $94 for the years ended December 31, 2005 and 2004 and period ended December 31, 2003, respectively.  These amounts are included in Selling General and Administrative Expenses on the income statement.

18.

Derivative Instruments

The Company entered into two interest rate swap agreements to hedge interest payments associated with outstanding debt.  The swap agreements terminate on July 31, 2006.  For the years ended December 31, 2005 and 2004 and the period ended December 31, 2003, the Company recorded (income) expense of $(160), $(78) and $199, respectively associated with the fair value of the swap agreements.  These amounts are included in interest expense in the accompanying consolidated statements of operations.  At December 31, 2005, the notional amounts of the swap agreements were both $9,000 with fixed rate of 2.97% and 2.23%, respectively.

19.

Commitments and Contingencies

The Company leases certain real property and equipment under noncancelable operating leases, which expire at various dates through 2013.

Future minimum lease payments required under operating leases as of December 31, 2005 are as follows:

2006	$ 542
2007	232
2008	248
2009	195
2010	186
Thereafter	111
$ 1,514

Rent expense charged to operations, including amounts paid under short-term cancelable leases, was $356 and $146 for the years ended December 31, 2005 and 2004, respectively.

The Company is involved in various litigation of a nature that is normal to its business.  Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

20.

Segments

The Company operates in two reportable segments:  (i) Surgical Specialties and (ii) InterV.

The Surgical Specialties segment manufacturers and supplies surgical needles, sutures, knives and other incision and wound care products used in ophthalmology, dentistry, cardiovascular, plastic and reconstructive surgery, microsurgery and veterinary surgery.

The InterV segment manufactures and supplies a broad line of proprietary products for the interventional radiology, radiation oncology, clinical oncology/haematology and urology markets.

The Company evaluates the performance of its segments based on operating income.  Certain general and administrative expenses are allocated to a Corporate segment as they are not considered in evaluating each segment’s operating performance.  Other income and expenses that are not included in operating income including foreign exchange, investment income and interest expense are also not allocated to segments.

The following tables represent reportable segment information for the years ended December 31, 2005 and 2004 and period from May 1, 2003 to December 31, 2003:

			Period from
			May 1, 2003
	Year Ended	Year Ended	to
	December 31,	December 31,	December 31,
	2005	2004	2003
Revenue
Surgical specialties	$ 95,689	$ 82,496	$ 50,389
InterV	78,961	74,841	42,263
Total revenue	174,650	157,337	92,652
Operating income
Surgical specialties	30,904	14,981	6,693
InterV	16,809	16,419	8,128
Corporate	(6,239)	(3,754)	(803)
Total operating income	41,474	27,646	14,018
Other income (expense)	(25,849)	(20,022)	(15,130)
Income (loss) before income taxes	15,625	7,624	(1,112)
Other information
Depreciation and amortization
Surgical specialties	5,540	5,411	3,521
InterV	5,186	4,515	3,562
Corporate	201	634	404
	10,927	10,560	7,487
Purchases of long-lived assets
Surgical specialties	1,347	1,169	428
InterV	4,031	3,772	1,063
Corporate	52	2	13
	$ 5,430	$ 4,943	$ 1,504

The following tables represent total assets for each reportable segment at December 31, 2005, 2004 and 2003:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$
Total assets
Surgical specialties	$ 99,618	$ 101,889	$ 105,000
InterV	118,280	102,915	96,481
Corporate	3,874	11,754	5,162
	$ 221,772	$ 216,558	$ 206,643

Long-lived assets excluding goodwill and intangible assets:

	December 31,	December 31,	December 31,
	2005	2004	2003
	$	$	$
United States	$ 35,259	$ 35,307	$ 36,234
Europe	6,261	7,486	7,387
Other	377	-	-
	$ 41,897	$ 42,793	$ 43,621

The Company has not provided geographical information relating to revenues as such financial information is not readily available.

21.

Company Sale

On March 23, 2006, the Company’s stockholders sold all of their outstanding shares of common stock of the Company to Angiotech Pharmaceuticals, Inc for approximately $785 million in cash.

22.

Guarantor’s Financial Information

In connection with the acquisition of the Company, on March 23, 2006 Angiotech Pharmaceuticals, Inc. issued $250 million of Senior Subordinated Notes which bears interest at 7.75% (the “Senior Subordinated Notes”).  Pursuant to the issuance of the Senior Subordinated Notes, the Company’s domestic subsidiaries, American Medical Instruments, Inc., American Medical Instruments Holdings, Inc. and Subsidiaries, B.G. Sulzle, Inc., Manan Medical Products, Inc., Medical Device Technologies, Inc., Point Technologies, Inc., Surgical Specialties Corporation, and Surgical Specialties Puerto Rico, Inc. were required to provide full and unconditional senior subordinated guarantees for the Senior Subordinated Notes on a joint and several basis.

Following is the consolidating 2005 financial information pertaining to the Company (“Parent”) and its subsidiary guarantors and subsidiary non-guarantors.

	December 31, 2005
		Non-		Consolidated
	Guarantors	Guarantors	Eliminations	Totals
Assets
Current assets
Cash and cash equivalents	$ (422)	4,825	$ -	$ 4,403
Accounts receivable, net	20,153	5,582	(1,659)	24,076
Due from intercompany	(15,074)	14,877	197	-
Inventories	24,101	4,014	(614)	27,501
Prepaid expenses and other current assets	2,612	-	-	2,612
Deferred income taxes	990	1,039	-	2,029
Total current assets	32,360	30,337	(2,076)	60,621
Property, plant and equipment, net	35,259	6,638	-	41,897
Goodwill	70,093	29	-	70,122
Intangible assets, net	48,023	1	-	48,024
Debt issuance costs, net	827	-	-	827
Investment in subsidiaries	30,504	-	(30,504)	-
Other assets	281	-	-	281
	$ 217,347	$ 37,005	$ (32,580)	$ 221,772
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$ 5,487	$ 2,378	$ (796)	$ 7,069
Accrued liabilities	13,297	1,519	-	14,816
Current maturities of long-term obligations	7,710	654	(864)	7,500
Total current liabilities	26,494	4,551	(1,660)	29,385
Long-term obligations, less current maturities	103,336	755	(755)	103,336
Deferred income taxes	22,043	-	-	22,043
Redeemable warrant liability	34,957	-	-	34,957
Other long-term liabilities	997	587	-	1,584
	161,333	1,342	(755)	161,920
Stockholders’ equity
Common stock	-	25,398	(25,398)	-
Additional paid in capital	127,159	3	(3)	127,159
Foreign currency translation adjustment	(252)	258	-	6
Retained earnings	5,540	5,453	(4,764)	6,229
Total stockholders’ equity	132,447	31,112	(30,165)	133,394
Less treasury stock at cost (11,682 shares)	(102,927)	-	-	(102,927)
	29,520	31,112	(30,165)	30,467
Total liabilities and stockholders’ equity	$ 217,347	$ 37,005	$ (32,580)	$ 221,772

	December 31, 2005
		Non-		Consolidated
	Guarantors	Guarantors	Eliminations	Totals
Net sales	$ 152,365	$ 33,507	$ (11,222)	$ 174,650
Cost of sales	73,335	20,698	(10,889)	83,144
Gross profit	79,030	12,809	(333)	91,506
Operating expenses
Selling, general and administrative	50,586	6,226	-	56,812
Research and development	2,193	1,148	-	3,341
Total operating expenses	52,779	7,374	-	60,153
Gain on sales of intellectual property	-	10,121	-	10,121
Operating income	26,251	15,556	(333)	41,474
Other expenses
Interest expense	8,700	18	-	8,718
Warrants fair value provision	17,251	-	-	17,251
Other, net	(86)	(34)	-	(120)
Total other expenses	25,865	(16)	-	25,849
Income of subsidiaries	12,513	-	(12,513)	-
Income before income taxes	12,899	15,572	(12,846)	15,625
Provision for income taxes	6,176	3,059	30	9,265
Net income	$ 6,723	$ 12,513	$ (12,876)	$ 6,360

	December 31, 2005
		Non-	Consolidating	Consolidated
	Guarantors	Guarantors	Adjustments	Totals
Operating activities
Net income	$ 6,723	$ 12,513	$ (12,876)	$ 6,360
Adjustments to reconcile net income to
net cash provided by operating activities
Income of subsidiaries	(12,513)	-	12,513	-
Depreciation and amortization	10,512	415	-	10,927
Compensation expense related to stock options	2,189	-	-	2,189
Warrants fair value provision	17,251	-	-	17,251
Accretion to redemption value of long-term debt	818	-	-	818
Gain on s of intellectual property	-	(10,121)	-	(10,121)
Loss on disposal of property, plant and equipment	33	-	-	33
Deferred income taxes	60	-	-	60
Reclassification of net cash settlement on derivative instruments	-	(143)	-	(143)
Unrealized gain on derivative instruments	(17)	-	-	(17)
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(1,130)	(2,051)	-	(3,181)
Inventories, net	772	6	155	933
Prepaid expenses and other assets	3,458	(782)	-	2,676
Accounts payable and accrued liabilities	(6,634)	2,160	208	(4,266)
Net cash provided by operating activities	21,522	1,997	-	23,519
Investing activities
Acquisition of PointTech, net of cash	(10,193)	-	-	(10,193)
Transaction costs	(162)	-	-	(162)
Purchases of property, plant and equipment	(2,020)	(302)	-	(2,322)
Purchase of license agreements	(3,108)	-	-	(3,108)
Net cash settlement on derivative instruments	-	143	-	143
Net proceeds from sales of intellectual property	-	3,232	-	3,232
Proceeds from sale of stock investment	-	6,889	-	6,889
Net cash used in investing activities	(15,483)	9,962	-	(5,521)
Financing activities
Payments on long-term obligations including
the revolver	(21,384)	-	-	(21,384)
Payments on acquired debt	(1,699)	-	-	(1,699)
Proceeds from issuance of common stock	657	-	-	657
Dividends paid	10,154	(10,154)	-	-
Net cash used in financing activities	(12,272)	(10,154)	-	(22,426)
Effect of change on cash	-	(57)	-	(57)
Net increase (decrease) in cash and
cash equivalents	(6,233)	1,748	-	(4,485)
Cash and cash equivalents
Beginning of period	5,811	3,077	-	8,888
End of period	$ (422)	$ 4,825	$ -	$ 4,403

Schedule B

American Medical Instruments Holdings, Inc.’s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005.

American Medical Instruments

Holdings, Inc.

Consolidated Financial Statements

For the period ended March 22, 2006 and the quarter ended March 31, 2005

(expressed in thousands of dollars)

(Unaudited)

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

(All amounts expressed in thousands of dollars)

	March 22, 2006 $	December 31, 2005 $
ASSETS	Restated (Note 2)	Restated (Note 2)
Current
Cash and cash equivalents	5,844	4,403
Accounts receivable, net	25,152	24,076
Income taxes receivable	14,263	-
Inventories (Note 4)	28,543	27,501
Prepaid expenses and other assets	1,605	2,612
Deferred income taxes	2,029	2,029
Total current assets	77,436	60,621
Property and equipment, net (Note 5)	41,462	41,897
Goodwill and intangible assets, net (Note 6)	116,951	118,146
Debt issuance costs, net (Note 6)	776	827
Other assets	22	281
	236,647	221,772
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	26,383	21,885
Current maturities of long-term obligations (Note 7)	7,500	7,500
Total current liabilities	33,883	29,385
Long-term obligations, less current maturities (Note 7)	103,511	103,336
Other long-term liabilities	36,478	36,541
Deferred income taxes	19,925	22,043
	159,914	161,920
Stockholders’ equity
Common stock, par value $0.001 per share, 22,000 shares authorized, 10,074 shares outstanding (Note 8)	-	-
Additional paid in capital	160,486	127,159
Foreign cumulative translation adjustment	145	6
Retained earnings (Deficit)	(14,854)	6,229
	145,777	133,394
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)
Total stockholders’ equity	42,850	30,467
	236,647	221,772
See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of dollars, except per share and per share data)

	January 1, 2006 to March 22, 2006 $	January 1, 2005 to March 31, 2005 $
	Restated (Note 2)	Restated (Note 2)
REVENUE
Product sales	38,007	40,129
	38,007	40,129
EXPENSES
Cost of goods sold	20,115	19,866
Research and development	859	866
Selling, general and administration	48,378	12,510
	69,352	33,242
Operating income (loss)	(31,345)	6,887
Other income (expenses):
Investment and other income (expense)	(1,450)	43
Interest expense	(2,025)	(2,142)
Total other income (expenses)	(3,475)	(2,099)
Net income (loss) before income taxes	(34,820)	4,788
Income tax expense (recovery)	(13,737)	1,632
Net income (loss)	(21,083)	3,156
See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(All amounts expressed in thousands of dollars, except per share data)

	Common	Shares	Treasury Common Stock		Additional paid in capital		Retained Earnings (Accumulated deficit)	Total
	Shares	Amount	Shares	Amount		Foreign Currency Translation Adjustment
	#	$	#	$	$	$	$	$
Balance at December 31, 2005, as restated (Note 2)	10,074	-	11,682	(102,927)	127,159	6	6,229	30,467
Stock-based compensation	-	-	-	-	33,327	-	-	33,327
Comprehensive income
Net loss	-	-	-	-	-	-	(21,083)	(21,083)
Foreign currency translation adjustments, net of tax	-	-	-	-	-	139	-	139
Total comprehensive income	-	-	-	-	33,327	139	(21,083)	12,383
Balance at March 22, 2006, as restated (Note 2)	10,074	-	11,682	(102,927)	160,486	145	(14,854)	42,850
See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of dollars)

	January 1, 2006 to March 22, 2006 $	January 1, 2005 to March 31, 2005 $
	Restated (Note 2)	Restated (Note 2)
OPERATING ACTIVITIES
Net income (loss)	(21,083)	3,156
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	2,657	2,805
Non-cash interest expense	51	258
Accretion to redemption value of long-term debt	175	211
Write-off of long-lived assets	476	-
Deferred income taxes	(502)	(602)
Stock-based compensation	33,327	547
Net change in non-cash working capital items relating to operations
Accounts receivable, net	(1,076)	(1,455)
Income taxes receivable	(14,263)	-
Inventories	(1,042)	(2,977)
Prepaid expenses and other	1,007	3,948
Accounts payable and accrued liabilities	(2,602)	(4,989)
Other	5,351	(1,670)
Cash provided by (used in) operating activities	2,476	(651)
INVESTING ACTIVITIES
Acquisition of Point Technologies, Inc, net of cash acquired	(326)	-
Purchase of property, plant and equipment	(630)	(581)
Purchases of licence agreements	(218)	(1,465)
Cash used in investing activities	(1,174)	(2,046)
FINANCING ACTIVITIES
Payment on long-term obligations	-	(4,509)
Cash used in financing activities	-	(4,509)
Effect of exchange rate on cash	139	(566)
Net increase (decrease) in cash and cash equivalents	1,441	(7,772)
Cash and cash equivalents, beginning of period	4,403	8,888
Cash and cash equivalents, end of period	5,844	1,116
See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of dollars, except per share data)

(Unaudited)

American Medical Instruments Holdings, Inc. and Subsidiaries (the “Company”), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as “RoundTable”) and 35% owned by Marmon Medical Companies LLC (“Marmon”).  On February 1, 2006, the Company entered into a definitive agreement to sell all outstanding shares of common stock of the Company for approximately $785 million in cash to Angiotech Pharmaceuticals, Inc.  The transaction closed on March 23, 2006.  The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

1.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 22, 2006 and for all periods presented, have been  made.  The results of operations for the three month period ended March 22, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

2.

RESTATEMENT

The Company has restated its previously issued interim financial statements for the period ended March 22, 2006 and quarter ended March 31, 2005 to reflect the effect of the Company’s errors identified and recorded in connection with the restated 2005 financial statements.  In addition, the Company has restated the March 22, 2006 financial statements to correct additional errors in the current period ended March 22, 2006 including recording additional provisions for sales returns and discounts, inventory reserves, and other accrued liabilities.  The Company also recorded write-offs of long lived assets and adjustments for other items.

The 2005 restated financial statements reflect the effects of the correction of errors in accounting for the Company’s outstanding warrants, the determination of the new basis of assets and liabilities and a change in the allocation of the RoundTable basis to the assets and liabilities to the Company, deferred income taxes and equity in connection with the ownership change in 2003 and accounting for the debt refinancing in 2004.

The Company restated its 2006 financial statements for the effects of the items above and to correct errors that had the effect of reducing net income for the period ended March 22, 2006 by $1.7 million.  The pre-tax adjustments included a reduction of revenue of $1.2 million to record additional provisions for sales returns and discounts and additional operating expenses to record additional inventory provisions of $0.7 million, a write-off of long-lived assets of $0.5 million and other items of $0.1 million.  The net tax effect of the adjustments resulted in a reduction of income tax expense of $0.8 million.

The Company has restated its statements of cash flows in both interim periods to revise amounts previously reported as a result of the changes described above.

3.

SIGNIFICANT ACCOUNTING POLICIES

All accounting policies are the same as described in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

4.

INVENTORIES

	March 22, 2006 Restated $	December 31, 2005 $
Raw materials	9,344	8,267
Work in process	11,726	10,105
Finished goods	10,190	11,787
	31,260	30,159
Less: allowance for excess quantities and obsolescence	2,717	2,658
	28,543	27,501

5.

PROPERTY, PLANT AND EQUIPMENT

	March 22, 2006 Restated $	December 31, 2005 $
Land	2,891	2,884
Building and improvements	23,114	24,323
Furniture and fixtures	1,497	2,929
Machinery and equipment	24,603	21,753
Construction in progress	1,401	585
	53,506	52,474
Accumulated depreciation and amortization	(12,044)	(10,577)
	41,462	41,897

6.

INTANGIBLE ASSETS

	2006 Restated			2005 Restated
	Original cost	Accumulated Amortization	Net	Original cost	Accumulated Amortization	Net
	$	$	$	$	$	$
Patents and licences	14,955	(2,940)	12,015	14,737	(2,456)	12,281
Customer relationships	45,240	(14,538)	30,702	45,240	(13,403)	31,837
Trade names	5,330	(1,544)	3,786	5,330	(1,424)	3,906
Goodwill	70,448	-	70,448	70,122	-	70,122
	135,973	(19,022)	116,951	135,429	(17,283)	118,146
Debt issuance costs	1,075	(299)	776	1,075	(248)	827

7.

LONG-TERM OBLIGATIONS

	March 22, 2006 Restated $	December 31, 2005 Restated $
Senior Term A	13,723	13,667
Senior Term B	97,288	97,169
	111,011	111,231
Less: current portion	(7,500)	(7,500)
Long-term debt, less current portion	103,511	103,336

8.

STOCKHOLDER’S EQUITY

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value).  There are no shares issued at March 22, 2006 and December 31, 2005.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at March 22, 2006 (10,074 at December 31, 2005) with 11,682 shares held in treasury.

The Company issued warrants at their estimated fair value for 548 shares of common stock of the Company in conjunction with obtaining the subordinated promissory notes on May 1, 2003.  The warrants will expire on May 1, 2013.  The warrants have certain anti-dilution protection rights when additional shares are issued by the Company.  During 2005, the Company issued 45 additional warrants.  During 2006, no additional warrants were issued.

9.

STOCK OPTION PLAN

On April 30, 2003, the Company’s Board of Directors authorized a stock option plan (the “Plan”).  Under the Plan, options to purchase shares of the Company’s common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company’s common stock on the date of grant.  The Company has reserved 1,200 shares of common stock for issuance under the Plan.

Stock option activity for the period ending March 22, 2006 is as follows:

	Shares	Weighted-average exercise price
Outstanding on December 31, 2005	780	$11,413
Exercised	-	-
Outstanding on March 22, 2006	780	$11,413

Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on stock-based compensation expense of $33.3 million for the period ended March 22, 2006 was recorded to SG&A.

10.

RELATED PARTY TRANSACTIONS

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company.  Fees paid for such services are included in selling, general and administrative expenses on the income statement.

11.

COMMITMENTS AND CONTINGENCIES

The Company leases certain real property and equipment under non-cancelable operating leases, which expire at various dates through 2013.

The Company is involved in various litigation of a nature that is normal to its business.  Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

12.

SUBSEQUENT EVENTS

On March 23, 2006, Angiotech Pharmaceuticals, Inc. purchased 100% of the outstanding share of the Company and all debt was extinguished.

Schedule C

RESTATED UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

OF ANGIOTECH PHARMACEUTICALS, INC.

Compilation Report
Restated Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 2005
Restated Unaudited Pro Forma Consolidated Statements of Income for the three months ended March 31, 2006
Notes to Restated Unaudited Pro Forma Consolidated Statements of Income

COMPILATION REPORT ON

RESTATED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

Angiotech Pharmaceuticals, Inc.

We have read the restated accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (the “Company”) for the year ended December 31, 2005 and the three months ended March 31, 2006, and have performed the following procedures.

1.

Compared the figures in the columns captioned “Angiotech Pharmaceuticals, Inc.” to the audited consolidated statement of income of the Company for the year ended December 31, 2005 and to the unaudited interim consolidated statement of income for the three months ended March 31, 2006, respectively, and found them to be in agreement.

2.

Compared the figures in the columns captioned “American Medical Instruments Holdings, Inc.” to the restated audited consolidated statement of income of American Medical Instruments Holdings, Inc. for the year ended December 31, 2005 and to the restated unaudited interim consolidated statement of income for the period ended March 22, 2006, respectively, and found them to be in agreement.

3.

Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)

the basis for determination of the pro forma adjustments; and

(b)

whether the restated pro forma consolidated financial statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

 4.

The officials:

(a)

described to us the basis for determination of the pro forma adjustments, and

(b)

stated that the restated pro forma consolidated statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

5.

Read the notes to the restated pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Angiotech Pharmaceuticals, Inc.” and “American Medical Instruments Holdings, Inc.” for the year ended December 31, 2005 and for the three months ended March 31, 2006, and found the amounts in the columns captioned “Pro forma Combined” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Ernst & Young LLP

Vancouver, Canada

November 17, 2006

CHARTERED ACCOUNTANTS

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

For the year ended December 31, 2005

	Angiotech Pharmaceuticals, Inc. $	American Medical Instruments Holdings, Inc. $	Pro Forma Adjustments $	Pro Forma Combined $
REVENUE		Restated (Note 5)	(Note 3)
Royalty revenue	189,203	-		189,203
Product sales	5,334	174,650		179,984
License fees	5,111	-		5,111
	199,648	174,650		374,298
EXPENSES
License and royalty fees	28,345	-		28,345
Cost of goods sold	5,653	83,144	(1,151) (f)	87,646
Research and development	31,988	3,341		35,329
Selling, general and administration	37,837	56,812	(6,030) (f)	89,843
			1,224 (g)
Depreciation and amortization	9,540	-	24,731 (f)	35,032
			761 (f)
In-process research and development	54,957	-		54,957
Gain on sale of intellectual property	-	(10,121)		(10,121)
	168,320	133,176	19,535	321,031
Operating income	31,328	41,474	(19,535)	53,267
Other income (expenses):
Foreign exchange gain	1,092	-		1,092
Investment and other income (expense)	10,006	(17,131)	(6,339) (e)	4,008
			221 (c)
			17,251 (i)
Interest expense on long-term debt	-	(8,718)	8,939 (c)	(44,800)
			(221) (c)
			(44,800) (d)
Write-down of investment	(5,967)	-		(5,967)
Total other income (expenses)	5,131	(25,849)	(24,949)	(45,667)
Income from continuing operations before income taxes	36,459	15,625	(44,484)	7,600
Income tax expense (recovery)	28,055	9,265	(22,076) (j)	15,244
Net income (loss) from continuing operations	8,404	6,360	(22,408)	(7,644)

Pro forma basic and diluted net loss from continuing operations per common share (Note 4)				(0.09)
Basic weighted average number of common shares outstanding (in thousands)				84,121
Diluted weighted average number of common shares outstanding (in thousands)				85,724

See accompanying notes to the restated unaudited pro forma consolidated statements of income.

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

For the three months ended March 31, 2006

	Angiotech Pharmaceuticals, Inc. $	American Medical Instruments Holdings, Inc. $	Pro Forma Adjustments $	Pro Forma Combined $
REVENUE		Restated (Note 5)	(Note 3)
Royalty revenue	41,090	-		41,090
Product sales	802	38,007		38,809
License fees	53	-		53
	41,945	38,007		79,952
EXPENSES
License and royalty fees	6,513	-		6,513
Cost of goods sold	634	20,115		20,749
Research and development	9,488	859		10,347
Selling, general and administration	10,142	48,378	(1,590) (f)	23,349
			(33,887) (h)
			306 (g)
Depreciation and amortization	2,166	-	6,666 (f)	9,046
			214 (f)
In-process research and development	1,042	-		1,042
	29,985	69,352	(28,291)	71,046
Operating income (loss)	11,960	(31,345)	28,291	8,906
Other income (expenses):
Other expense	-	(1,450)		(1,450)
Foreign exchange gain	171	-		171
Investment and other income	2,704	-	(2,095) (e)	609
Interest expense on long-term debt	(989)	(2,025)	2,025 (c)	(11,143)
			(10,154) (d)

Loss on redemption of available-for-sale securities	(1,477)	-	1,477 (e)	-
Total other income (expenses)	409	(3,475)	(8,747)	(11,813)
Income (loss) from continuing operations before income taxes	12,369	(34,820)	19,544	(2,907)
Income tax expense (recovery)	4,389	(13,737)	9,353 (j)	5
Net income (loss) from continuing operations	7,980	(21,083)	10,191	(2,912)

Pro forma basic and diluted net loss from continuing operations per common share (Note 4)				(0.03)
Basic weighted average number of common shares outstanding (in thousands)				84,534
Diluted weighted average number of common shares outstanding (in thousands)				85,853
See accompanying notes to the restated unaudited pro forma consolidated statements of income.

NOTES TO THE RESTATED UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (“Angiotech”) for the three month period ended March 31, 2006 and for the year ended December 31, 2005 have been prepared to give effect to the purchase of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. (“AMI”) (the “Acquisition”) that is described in Note 2 below.  These unaudited pro forma consolidated financial statements have been prepared by management of Angiotech using accounting policies consistent with those used in, and should be read in conjunction with, the historical audited consolidated financial statements and related notes of Angiotech for the year ended December 31, 2005 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 2, 2006 and the historical unaudited consolidated financial statements and related notes of Angiotech for the first quarter ended March 31, 2006 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on May 9, 2006.

In the opinion of Angiotech’s management, the unaudited pro forma consolidated statements of income are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the transaction.

The accompanying unaudited pro forma consolidated statements of income have been prepared to give effect to the Acquisition Transactions as if it had occurred as at January 1, 2005.

The unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 have been prepared from:

•

Angiotech’s and AMI’s restated historical audited consolidated statements of income for the year ended December 31, 2005;

•

Angiotech’s historical unaudited interim consolidated statement of income for the three months ended March 31, 2006;

•

AMI’s restated unaudited interim consolidated statement of income for the period ended March 22, 2006; and

•

the adjustments and assumptions outlined in Note 3.

The pro forma adjustments for the Acquisition Transactions relating to fees and expenses, debt financing costs, interest expense and the purchase price equation are preliminary and based on information obtained to date and are subject to revision as additional information becomes available.

The unaudited pro forma consolidated statements of income may not necessarily be indicative of the results of operations that would have been achieved if the Acquisition Transactions had occurred on the dates noted above.  In preparing these unaudited pro forma consolidated statements of income, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition Transactions.

2.

ACQUISITION OF AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

On March 23, 2006 Angiotech completed the acquisition of 100% of the equity of privately held AMI.  The acquisition was accounted for under the purchase method of accounting.  Accordingly, the assets and liabilities of AMI are consolidated with those of Angiotech from March 23, 2006.

The Acquisition Transactions include:

•

the acquisition of 100% of the outstanding shares of AMI by Angiotech for cash consideration of $787.9 million funded from the debt financings noted below and the use of $214.9 million in cash sourced from Angiotech’s short-term and long-term investments;

•

the incurrence of $350.0 million of long-term debt under the term loan portion of Angiotech’s new senior credit facility;

•

the issuance of $250.0 million of Angiotech’s senior subordinated notes;

•

estimated direct and incremental third party acquisition costs of $8.6 million related to the Acquisition Transactions; and

•

estimated financing costs of $18.4 million related to debt financing.

3.

PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated statements of income give pro forma effect to the following:

(a)

Incurrence of $600.0 million of long-term debt to finance the Acquisition including the incurrence of $350.0 million of indebtedness under the term loan portion of our new senior credit facility and the net proceeds from the issuance of $250.0 million of our senior subordinated notes.  Acquisition and debt financing costs are estimated to be $8.6 and $18.4 million, respectively.

The cash sources and uses of funds in connection with the Acquisition Transactions are as follows:

Sources of Funds	Amount $	Uses of Funds	Amount $
Cash from existing short-term investments	85,952	Cash paid to AMI stockholders	672,056
Cash from existing long-term investments	128,941	Cash paid to discharge existing AMI debt	115,869
Term loan facility	350,000	Acquisition costs	8,583
Senior subordinated notes	250,000	Financing costs	18,385
Total sources	814,893	Total uses	814,893

(b)

The Acquisition will be accounted for under the purchase method of accounting at closing with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations.

The purchase price will be assigned to the specific assets acquired and liabilities assumed based on fair values at closing.  Certain components of the asset valuations are subject to independent valuation.  Accordingly, the allocation set out below is preliminary and may be materially different from the actual closing amounts.

Based on the preliminary estimated fair values of the assets and liabilities of AMI at December 31, 2005, the purchase price of $787.9 million plus $8.6 million of estimated acquisition costs would be allocated as follows:

$
Current assets	73,668
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	602,345
Accounts payable and accrued liabilities	(25,104)
Deferred income tax liabilities	(92,917)
Other long-term liabilities	(1,584)
Total estimated purchase price	796,508

For the year ended December 31, 2005, the stockholders’ equity of AMI, including additional paid in capital of $24.2 million, retained earnings of $6.2 million and accumulated other comprehensive income of $6,000, has been eliminated on consolidation.

The estimated intangible assets of $793.9 million acquired in the Acquisition will be allocated between goodwill and other identifiable intangible assets.  Such allocation will be dependent on an external valuation, completion of management’s analysis of the intangible assets acquired and other relevant market factors.  For the purpose of the pro forma financial statements, the intangible assets have been allocated $602.3 million to goodwill and $191.6 million to identifiable intangible assets.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets.

(c)

AMI interest expense of $8.9 and $2.0 million has been eliminated as a result of the repayment of AMI debt for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, and AMI interest income of $0.2 million for the year ended December 31, 2005 has been reclassified.

(d)

Pro forma adjustment to interest expense of $44.8 and $10.2 million relating to the debt incurred by Angiotech to finance the Acquisition is recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, calculated as follows:

	Pro Forma Interest Expense
	For the three months ended	For the year ended
	March 31, 2006 $	December 31, 2005 $
$350,000 and $346,500 senior term loan facility, estimated interest rate of 6.42% and 6.42% (LIBOR + 1.50%) for the year ended December 31, 2005 and for the three months ended March 31, 2006, respectively	5,561	22,470
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	4,844	19,375
Revolving credit facility commitment fees	94	380
Amortization of deferred financing costs	644	2,575
Interest expense recorded	(989)	-
Net pro forma adjustment to interest expense	10,154	44,800

(e)

Angiotech investment income of $6.3 and $2.1 million has been reduced for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, due to the use of $214.9 million of cash on hand to finance the Acquisition using Angiotech’s average 2005 investment yield of 2.9% and Angiotech’s average quarterly investment yield of 3.9%.  The loss on redemption of available-for-sale securities of $1.5 million for the three months ended March 31, 2006 has been eliminated.

(f)

Incremental depreciation and amortization expense of $18.3 and $5.3 million has been recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to fair market value of identifiable intangible assets and property, plant and equipment acquired.  Depreciation and amortization expense has been calculated using an estimated average useful life of 7.75 years for intangible assets and 4.6 years for property, plant and equipment as follows:

	Pro Forma Depreciation and Amortization Expense
	For the three months ended	For the year Ended
	March 31, 2006 $	December 31, 2005 $
Fair market value of identifiable intangible assets acquired	191,600	191,600
Amortization expense for the period using estimated life of 7.75 years	6,666	24,731
Less: Reversal of AMI amortization expense included in cost of goods sold	-	(1,151)
Less: Reversal of AMI amortization expense included in selling, general and administration	(1,590)	(6,030)
Net pro forma adjustment to amortization expense	5,076	17,550

Fair market value of property, plant and equipment acquired	48,500	48,500
Less: Book value of property, plant and equipment acquired	(41,462)	(41,897)
Excess of fair market value of property, plant and equipment acquired over book value	7,038	6,603
Less: Amount relating to non-depreciable assets	(3,081)	(3,081)
Total depreciable balance	3,957	3,522
Net pro forma adjustment to depreciation expense for the period using estimated life of 4.6 years	214	761
Net pro forma adjustment to depreciation and amortization expense	5,290	18,311

(g)

Recognition of additional stock-based compensation expense of $1.2 and $0.3 million for AMI Replacement Options for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, under the fair value provisions of Standards of Financial Accounting Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation” adopted by Angiotech, effective January 1, 2006.

(h)

Elimination of AMI stock-based compensation expense of $33.3 million for the three months ended March 31, 2006.  Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on pro forma stock-based compensation expense has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006. Due to the vesting and subsequent exercise of non-qualified stock option exercises, employer withholdings of $0.6 million was recorded by AMI and has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006.

(i)   Elimination of AMI non-cash expense of $17.3 million relating to a change in fair value of warrant liabilities for the year ended December 31, 2005.

(j)

Net increase (reduction) of provision for income taxes of ($22.1) and $9.4 million for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to the net changes to interest expense, reduction of interest income, incremental amortization of intangible assets, incremental depreciation of property, plant and equipment and stock-based compensation described in notes 3(c), (d), (e), (f), (g) and (h).  The effects on the provision for income taxes for the year ended December 31, 2005 were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% and 39.8% for the adjustments relating to Angiotech and to AMI, respectively.  The effects on the provision for income taxes for the three months ended March 31, 2006 were determined by applying effective tax rates to the previously mentioned pro forma adjustments varying from 26.0% to 40.0 % and 40.0% for the adjustments relating to Angiotech and to AMI, respectively.

4.

PRO FORMA LOSS PER SHARE

No effect has been given to the potential exercise of the AMI Replacement Options convertible into Angiotech shares in the calculation of diluted net loss per common share for the year ended December 31, 2005 and the three months ended March 31, 2006, as the effect of including them would be anti-dilutive.

5.

RESTATEMENT

The historical AMI financial statements have been restated to give effect to the correction of errors relating to (i) the accounting for the AMI asset values recorded in connection with the acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) the accounting for warrants issued by AMI as a liability and (iii) accounting for the effects of changes in a debt instrument which occurred in 2004.  In addition, the historical financial statements of AMI for the period ended March 22, 2006 have been restated to record additional provisions for sales returns and discounts and other operating expenses previously not recorded.  For additional information, see note 2 of the AMI restated consolidated financial statements for the year ended December 31, 2005 and the period ended March 22, 2006.